 **STARFIELD** RESOURCES INC. NEWS

Starfield Reports Results For
Six Months Ended August 31, 2011

Toronto, Ontario – October 14, 2011 – Starfield Resources Inc. (TSX: SRU) ("Starfield", "the Company") today announced its financial results for the first six months ended August 31, 2011 have been filed on SEDAR.

During the six-month period, Starfield incurred costs for exploration and related equipment totaling $3.9 million. The expenditures were directed toward this year's exploration drilling program at its Ferguson Lake and Stillwater properties, advancement of the Hydromet project, and property maintenance. The drilling programs were completed in September 2011 and assay results are currently expected by mid November 2011. Administrative expenditures amounted to $0.8 million.

During the six months ended August 31, 2011 Starfield raised $5.2 million through private placements, and at August 31, 2011, the Company had approximately $4.0 million of cash on hand.

The interim unaudited financial statements, management's discussion and analysis and additional information are available on the Company's website and on SEDAR.

About Starfield
Starfield Resources Inc. is an advanced exploration and development stage company. The Company's primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada. Additional assets include a nickel-copper-cobalt-PGE-chrome project in the Stillwater district of Montana with historic copper, nickel, chromite resources (non 43-101 and not to be relied on); the Moonlight copper project in California with two significant copper prospects, one of which has a historical copper resource; and one gold property in Nevada that is under option to another company.

Starfield has also funded the development of a novel, environmentally friendly and energy efficient hydrometallurgical flow sheet to recover metals from massive sulphides.

Forward-Looking Statements
This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the

date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:

André J. Douchane	Greg Van Staveren	Investor Relations
President and CEO	Chief Financial Officer	416-860-0400
416-860-0400 ext. 222	416-860-0400 ext. 223	info@starfieldres.com
adouchane@starfieldres.com	gvanstaveren@starfieldres.com	

www.starfieldres.com

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